

August 5, 2015

Via E-mail
Sean Zarinegar
President and CEO
American Housing Income Trust, Inc.
34225 N. 27th Drive
Building 5
Phoenix, Arizona 85058

     Re: **American Housing Income Trust, Inc.**
                Current Report on Form 8-K
                Filed July 7, 2015
                Amendment No. 1 to Current Report on Form 8-K
                Filed July 7, 2015
                File No. 333-150548

Dear Mr. Zarinegar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Disposition or Acquisition of Assets, page 4

Item 2. Financial Information, page 24

Properties, page 28

1. We note your disclosure on page 10 that American Realty Partners, LLC currently holds title to 34 residential properties. Please revise your property disclosure to include your current portfolio data, including, but not limited to, the occupancy, average rent, cost, age, square footage, geographic location, and year of purchase of your properties.

Item 5. Directors and Executive Officers, Management, page 28

2. Please revise your disclosure to ensure that you have disclosed the business experience of each of your executive officers and directors for the past five years, including the names of their employers and the relevant dates of employment. Refer to Item 401(e) of Regulation S-K.

3. We note your disclosure on page 29 that Mr. Zarinegar is subject to consent cease and desist orders issued by the Kansas Securities Commission and Alabama Securities Commission. Please revise your disclosure to describe the events that occurred. Refer to Item 401(f) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 31

4. We note your disclosure on page F-12 of Exhibit 99.2 regarding the management fees paid to Performance Realty Management, LLC by your wholly-owned subsidiary, American Realty Partners, LLC. Please revise to provide the required disclosure about these transactions pursuant to Item 404(d) of Regulation S-K, or advise us why you are not required to do so. Please also disclose here all currently proposed transactions with Performance Realty Management, per your disclosure on pages 2-3.

Item 10. Recent Sales of Unregistered Securities, page 33

5. Please revise your disclosure in this section to identify the exemption relied upon for each sale of unregistered securities, and state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits, page 38

(d) Exhibits

6. We note that you are incorporating by reference "all prior exhibits." Please revise your exhibit index to specifically identify each exhibit you are incorporating by reference and the filing in which such exhibit may be located. Please also ensure that you have furnished all exhibits for Form 10, as required by Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3466 with any questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Staff Attorney

cc: Anthony Paesano (via E-mail)